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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

         CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                       Commission File Number 333-73247
                                              ---------
                                             (001-15047)*

                         Generac Portable Products, Inc.
                         -------------------------------
             (Exact name of registrant as specified in its charter)

                       Commission File Number 333-73247-01
                                              ------------

                         Generac Portable Products, LLC
                         ------------------------------
             (Exact name of registrant as specified in its charter)

                       Commission File Number 333-73247-02
                                              ------------

                                   GPPW, Inc.
             (Exact name of registrant as specified in its charter)

                       1 Generac Way, Jefferson, WI 53549
                       -----------------------------------
                              Telephone: (920) 674-3750
                                         --------------
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

        11-1/4% Senior Subordinated Notes Due 2006 and related Guarantee
        ----------------------------------------------------------------
            (Title of each class of securities covered by this Form)

                                      None
                                      ----
   (Titles of all other classes of securities for which a duty to file reports under Sections 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

           Rule 12g-4(a)(1)(i)  [X]*         Rule 12h-3(b)(1)(i)  [X]

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         *Generac Portable Products filed a Form 8-A12B on May 28, 1999
(assigned File No. 001-15047) in connection with a Form S-1 Registration Statement filed on May 21, 1999, for an initial public offering of its common stock (File No. 333-79071) which never became effective and for which an application for withdrawal was filed on April 17, 2001. Accordingly, under Rule 12d1-2(b)(2), the Form 8-A12B never became effective.

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         Rule 12g-4(a)(1)(ii)    [   ]          Rule 12h-3(b)(1)(ii)    [   ]
         Rule 12g-4(a)(2)(i)     [   ]          Rule 12h-3(b)(2)(i)     [   ]
         Rule 12g-4(a)(2)(ii)    [   ]          Rule 12h-3(b)(2)(ii)    [   ]
                                                Rule 15d-6              [   ]

         Approximate number of holders of record as the certification or
notice date:   0**
            -------

         Pursuant to the requirements of the Securities Exchange Act of 1934, Generac Portable Products, Inc., Generac Portable Products, LLC and GPPW, Inc. have caused this certification/notice to be signed on their behalf by the undersigned duly authorized person(s).

                                 GENERAC PORTABLE PRODUCTS, INC.


DATE:  May 15, 2001              By:    /s/ Robert Heath
       ------------                  ------------------------------------------
                                        Robert Heath, Secretary



                                 GENERAC PORTABLE PRODUCTS, LLC


                                 By:   /s/ Robert Heath
                                     ------------------------------------------
                                       Robert Heath, Secretary



                                 GPPW, INC.


                                 By:   /s/ Robert Heath
                                     ------------------------------------------
                                       Robert Heath, Secretary

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         **Effective May 15, 2001, (a) Generac Portable Products, Inc. was
merged with a wholly owned subsidiary of Briggs & Stratton Corporation ("Briggs") (Commission File No. 001-01370) in a statutory merger in which all of the outstanding shares of Generac Portable Products, Inc. Common Stock, $.01 par value, were converted into the right to receive cash, and Generac Portable Products, Inc. became a wholly owned subsidiary of Briggs, and (b) all of the 11-1/4% Senior Subordinated Notes due 2006 issued by Generac Portable Products, LLC and GPPW, Inc., and guaranteed by Generac Portable Products, Inc., were purchased pursuant to the issuers' tender offer therefor and retired.

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